COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

23 October 2007

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Shares	Unlisted Options	Unlisted Options	Unlisted Options	Unlisted Options
Class/Description:	Ordinary (Fully Paid)	Exercisable at $0.37 on or before 31 October 2010.	Exercisable at $0.43 on or before 30 November 2010.	Exercisable at $0.37 on or before 31 October 2010.	Exercisable at $0.43 on or before 30 November 2010.
ASX Code:	PBT	New class	New class	New class	New class
Date of Issue:	23 October 2007	23 October 2007	23 October 2007	23 October 2007	23 October 2007
Number Issued:	7,129,919	1,188,323	1,188,323	431,992	431,992
Issue Price per Security	A$0.285	Free attaching (1 for 6)	Free attaching (1 for 6)	In lieu of consulting fees	In lieu of consulting fees

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares. The options will remain unlisted until exercised into ordinary shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,
Richard Revelins
Company Secretary
Prana Biotechnology Ltd.